SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

One Winthrop Square
Boston, Massachusetts 02110

October 1, 2010

Via Email Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. John M. Ganley

Re:	SCS Hedged Opportunities (TE) Fund, LLC
SEC File No. 811-22462;

Dear Mr. Ganley:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on September 28, 2010 to Timothy F. Silva, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the SCS Hedged Opportunities (TE) Fund, LLC (the “Registrant”), concerning the Registrant’s registration statement on Form N-2 filed with the Commission on August 31, 2010 (the “Registration Statement”).

Your comments have been reproduced below, each of which is followed by the Registrant’s response.

Comment 1

In the third paragraph of the subsection titled “Investment Strategy” in the “Summary of Terms,” there is a statement that “the primary investment strategy of the Master Fund is long/short equity,” while in the second paragraph of the subsection titled “Portfolio Fund Strategies” in the section titled “Investment Program,” the Master Fund is described as investing in Portfolio Managers that “use both absolute return and long/short equity.”  Please clarify these disclosures or make them consistent.

Response 1

The Registrant does not believe the disclosures to be inconsistent.  The “Investment Strategy” section of the “Summary of Terms” is an overview of the Registrant’s investment strategy, whereas the subsection titled “Portfolio Fund Strategies” in the section titled “Investment Program” is a more detailed discussion of the underlying managers the Registrant will use to achieve its investment objective.  The use of underlying managers employing an absolute return strategy does not preclude the Registrant from emphasizing its primary long/short equity strategy.  Nevertheless, the Registrant has moved the phrase “long/short equity” to precede the phrase “absolute return” so that the primary strategy appears first.

Mr. John M. Ganley
October 1, 2010

Comment 2

Reference is made to the subsection titled “Risk Factors” in the “Summary of Terms” section.  It is noted if the Registrant’s securities were registered under the Securities Act of 1933, the Registrant would be required to summarize each of the principal risks of the Registrant in the summary section of the Registrant’s prospectus.  Please consider whether a summary of each such risk factor should be included in the Summary of Terms section.

Response 2

The Registrant acknowledges the requirements applicable to funds the securities of which are registered under the Securities Act of 1933.  The Registrant, however, believes that the risk factors of investing in the Registrant’s securities are adequately and prominently disclosed in the registration statement and therefore does not intend to include an additional summary of each such risk factor in the Summary of Terms section.

Comment 3

In the subsection titled “Fees and Expenses” in the “Summary of Terms” section and in footnote 5 of the “Summary of Fund Expenses” section, please include a description of the term of the Expense Limitation Agreement.

Response 3

Accepted.  The requested language has been added to the subsection titled “Fees and Expenses” and to footnote 5 of the “Summary of Fund Expenses.”

Comment 4

(a) In the last line item of the “Summary of Fund Expenses,” “Total annual expenses (other than interest expense),” please delete the parenthetical phrase “other than interest expense.”

(b) Interest expense (if any) should be included in the Registrant’s calculation of “total annual expenses.”  Please confirm that interest expense, dividend expenses and/or expenses related to the Registrant’s leveraging or borrowings (if any) are included in “Other Expenses” and in the calculation of “Total annual expenses.”

Mr. John M. Ganley
October 1, 2010

Response 4

(a) Accepted.  The parenthetical phrase has been removed from the reference line item.

(b) Confirmed.  To the extent that the Registrant has any interest expenses, dividend expenses or other expenses related to leveraging or borrowings, these expenses are included in “Other Expenses and in the “Total annual expenses.”

Comment 5

Please consider adding a risk factor in the section titled  “Investment Consideration and Risk Factors” relating to the potential use and ownership of the rights to the master feeder structure by  the Man-Glenwood group.

Response 5

Accepted.  The requested risk factor has been added.

Comment 6

The first sentence of the risk factor titled “Valuation Estimates” in the section titled “Investment Consideration and Risk Factors,” discloses that the “Adviser will have no ability to assess the accuracy of valuations received from a portfolio manager.”  Please clarify how this risk factor is consistent with the Registrant’s obligation to accurately “fair value” portfolio securities.

Response 6

The Registrant does not believe the language is inconsistent.  The above referenced risk factor is intended to make investors aware of the possible risk that, in light of the Registrant’s obligation to “fair value” certain portfolio funds, the Registrant may have limited access to information from the Portfolio Funds, and that as a result, the Registrant’s “fair valuation” of a portfolio fund may be more difficult to ascertain than it would be if the Registrant had more transparency with respect to underlying portfolio positions.

Comment 7

In the graph titled “Cumulative Returns” in Appendix B “Related Performance of the Adviser,” please add “Since Inception” to the title of such graph.

Response 7

Accepted.  The requested reference has been added.

Mr. John M. Ganley
October 1, 2010

Comment 8

In the chart titled “Performance Statistics” in Appendix B “Related Performance of the Adviser,” please clarify in a relevant footnote whether the “3 Year” performance represents average annual performance or cumulative performance during the period.

Response 8

Accepted. Language has been added to the footnote to clarify that the “3 Year” performance represents average annual performance.

Comment 9

It is noted if the Registrant’s securities were registered under the Securities Act of 1933, the Registrant would be required to include in the Registration Statement its and the Master Fund’s financial statements.  Please consider providing such information to potential investors in the Registrant’s private placement memorandum.

Response 9

Although the Registrant is not registered pursuant to the 1933 Act, the Registrant intends to provide audited financial statements, including those of the Master Fund, to investors, and to prospective investors upon request, following the completion of the annual audit.

Comment 10

Reference is made to the section titled “Use of Proceeds.”  It is noted that if the Registrant’s securities were registered under the Securities Act of 1933, the Registrant would be required to include an estimate of how long it will take to fully invest net proceeds of the offering in accordance with the Registrant’s investment objectives and policies.  Please consider whether such estimate should be included in the “Use of Proceeds” section.

Response 10

The Registrant acknowledges that if the Registrant’s securities were registered under the Securities Act of 1933, the Registrant would be required to include this information in the Registration Statement.  However, the Registrant does not believe such additional disclosure is necessary especially in light of the fact that the Registrant is not holding a single closing, but rather periodically will accept subscriptions, and that the Registrant generally expects to be fully invested on an ongoing bases, subject to applicable reserves and the timing of underlying portfolio fund subscription and redemption periods.

*****

Mr. John M. Ganley
October 1, 2010

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statements filing that is the subject of this letter.  The Registrant acknowledges that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Timothy F. Silva, Esq. at (617) 526-6502 or David C. Heaton, Esq. at (617) 526-6365.

Very truly yours,

/s/ Peter H. Mattoon
Peter H. Mattoon
President and Chief Executive Officer

cc:             Timothy F. Silva, Esq.
David C. Heaton, Esq.